FUND ADMINISTRATION AGREEMENT


           AGREEMENT dated as of May 1, 2008 between FRANKLIN MUTUAL SERIES FUNDS (the "Investment Company"), a Delaware Statutory trust, on behalf of each of the Funds listed on the attached Schedule I (each, the "Fund"), and FRANKLIN TEMPLETON SERVICES, LLC ("Administrator").

           In consideration of the mutual agreements herein made, the parties hereby agree as follows:

      (1) The Administrator agrees, during the life of this Agreement, to provide the following services to each Fund:

           (a) providing office space, telephone, office equipment and supplies for the Fund;

           (b) providing trading desk facilities for the Fund, unless these facilities are provided by the Fund's investment manager;

           (c) authorizing expenditures and approving bills for payment on behalf of the Fund;

           (d) supervising preparation of periodic reports to Fund shareholders, notices of dividends, capital gains distributions and tax credits; and attending to routine correspondence and other communications with individual Fund shareholders when asked to do so by the Fund's shareholder servicing agent or other agents of the Fund;

           (e) coordinating the daily pricing of each Fund's investment portfolio, including collecting quotations from pricing services engaged by the Fund; providing fund accounting services, including preparing and supervising publication of daily net asset value quotations, periodic earnings reports and other financial data;

           (f) monitoring relationships with organizations serving the Fund, including custodians, transfer agents, public accounting firms, law firms, printers and other third party service providers;

           (g) supervising compliance by the Fund with recordkeeping requirements under the federal securities laws, including the Investment Company Act of 1940, as amended ("1940 Act"), and the rules and regulations thereunder, supervising compliance with recordkeeping requirements imposed by state laws or regulations, and maintaining books and records for each Fund (other than those maintained by the custodian and transfer agent);

           (h) preparing and filing of tax reports including the Fund's income tax returns, and monitoring the Fund's compliance with subchapter M of the Internal Revenue Code, and other applicable tax laws and regulations;

           (i) monitoring the Fund's compliance with: 1940 Act and other federal securities laws, and rules and regulations thereunder; state and foreign laws and regulations applicable to the operation of investment companies; the Fund's investment objectives, policies and restrictions; and the Code of Ethics and other policies adopted by the Investment Company's Board of Trustees ("Board") or by the Manager and applicable to the Fund;

           (j) providing executive, clerical and secretarial personnel needed to carry out the above responsibilities; and

           (k) preparing regulatory reports, including without limitation, NSARs, proxy statements, and U.S. and foreign ownership reports.

Nothing in this Agreement shall obligate the Investment Company or any Fund to pay any compensation to the officers of the Investment Company. Nothing in this Agreement shall obligate the Administrator to pay for the services of third parties, including attorneys, auditors, printers, pricing services or others, engaged directly by the Fund to perform services on behalf of the Fund. However, the Administrator or its affiliates may make payments to such third parties on behalf of each Fund and subsequently seek reimbursement from the appropriate Fund.

      (2) The Investment Company agrees, during the life of this Agreement, to pay to the Administrator as compensation for the foregoing a monthly fee equal on an annual basis to 0.15% of the first $200 million of the aggregate average daily net assets of the Investment Company during the month preceding each payment, reduced as follows: on such net assets in excess of $200 million up to $700 million, a monthly fee equal on an annual basis to 0.135%; on such net assets in excess of $700 million up to $1.2 billion, a monthly fee equal on an annual basis to 0.10%; and on such net assets in excess of $1.2 billion, a monthly fee equal on an annual basis to 0.075%.

From time to time, the Administrator may waive all or a portion of its fees provided for hereunder and such waiver shall be treated as a reduction in the purchase price of its services. The Administrator shall be contractually bound hereunder by the terms of any publicly announced waiver of its fee, or any limitation of each affected Fund's expenses, as if such waiver or limitation were fully set forth herein.

      (3) This Agreement shall remain in full force and effect through for one year after its execution and thereafter from year to year to the extent continuance is approved annually by the Board of the Investment Company.

      (4) This Agreement may be terminated by the Investment Company, on behalf of any or all of the Funds, at any time on sixty (60) days' written notice without payment of penalty, provided that such termination by the Investment Company shall be directed or approved by the vote of a majority of the Board of the Investment Company in office at the time or with respect to one or more Funds, by the vote of a majority of the outstanding voting securities of the Fund (as defined by the 1940 Act), or with respect to the Investment Company, by the vote of a majority of the outstanding voting securities of the Investment Company; and shall automatically and immediately terminate in the event of its assignment (as defined by the 1940 Act).

      (5) In the absence of willful misfeasance, bad faith or gross negligence on the part of the Administrator, or of reckless disregard of its duties and obligations hereunder, the Administrator shall not be subject to liability for any act or omission in the course of, or connected with, rendering services hereunder.

           IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their duly authorized officers.


FRANKLIN MUTUAL SERIES FUNDS on behalf of
Each of its separate series listed on Schedule I

By:  ___________________________
      Steven J. Gray
Title:     Secretary



FRANKLIN TEMPLETON SERVICES, LLC


By:  ___________________________
      Jimmy D. Gambill
Title:     President

                                   SCHEDULE I

                          FUND ADMINISTRATION AGREEMENT

                               Dated: May 1, 2008


The Fund Administration Agreement between Franklin Templeton Services, LLC and Franklin Mutual Series Funds (the "Investment Company") is effective with respect to the following separate series of the Investment Company:


Mutual Beacon Fund

Mutual Discovery Fund

Mutual European Fund

Mutual Financial Services Fund

Mutual Qualified Fund

Mutual Shares Fund